OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.
Name of Issuer

common stock
Title of Class of Securities

45254P102
CUSIP Number

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

9/20/05
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		3,382,585
Beneficially
Owned By Each	8	Shared Voting		1,140,015
Reporting Person
With			9	Sole Dispositive	3,382,585

			10	Shared Dispositive	1,140,015

11	Aggregate Amount Beneficially owned	3,720,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  4.91	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,600

11	Aggregate Amount Beneficially owned	2,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.00 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned	3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		931,315
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	931,315

11	Aggregate Amount Beneficially owned	140,115

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.20    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		791,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	791,200

11	Aggregate Amount Beneficially owned	791,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.04    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,000

11	Aggregate Amount Beneficially owned	8,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure


6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,000

11	Aggregate Amount Beneficially owned	8,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Let's Get Organized, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		700
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	700

11	Aggregate Amount Beneficially owned	700

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0 %

14	Type of Reporting Person			CO



















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned	25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		25,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	25,000

11	Aggregate Amount Beneficially owned	25,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.03  %

14	Type of Reporting Person			00
















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		169,500
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	169,500

11	Aggregate Amount Beneficially owned	169,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.22  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		13,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	13,000

11	Aggregate Amount Beneficially owned	8,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,000

11	Aggregate Amount Beneficially owned	5,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.01    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,600

11	Aggregate Amount Beneficially owned	3,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.0 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    7,130
Beneficially
Owned By Each	8	Shared Voting		186,800
Reporting Person
With			9	Sole Dispositive	    7,130

			10	Shared Dispositive	186,800

11	Aggregate Amount Beneficially owned	188,930

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.24	 %

14	Type of Reporting Person			IN




















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		  2,120
Beneficially
Owned By Each	8	Shared Voting		13,000
Reporting Person
With			9	Sole Dispositive	  2,120

			10	Shared Dispositive	13,000

11	Aggregate Amount Beneficially owned	10,120

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.01  %

14	Type of Reporting Person			IN


















Item	1.	Security and Issuer

		IMPAC MORTGAGE HOLDINGS, INC.
		common stock

		IMPAC MORTGAGE HOLDINGS, INC.
		1401 Dove Street
		Newport Beach, California 92660
		949 475-3600

CUSIP Number	45254P102


Item	2.	Identity and Background


Howard Amster

a)	Howard Amster
b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.












Howard M Amster 2005 Charitable Remainder Unitrust

Howard M Amster 2005 Charitable Remainder Unitrust has been funded by Howard Amster . Because Howard Amster has the right to change the trustee of the trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Howard Amster receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Howard Amster disclaims beneficial ownership of the securities owned by the trust. Howard Amster is the sole trustee of the Howard M
Amster 2005 Charitable Remainder Unitrust, although he has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.

a)	Howard M Amster 2005 Charitable Remainder Unitrust
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrust

d)	Neither Howard Amster or the trustee have been convicted
in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Neither Howard Amster or the trustee have been a party to
any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
Schedule 13D within the last five years.

f)	U.S.A.


Amster Limited Partnership

Howard Amster is a 10 % owner and General Partner of Amster
Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

a)	Amster Limited Partnership
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or partners of Amster Ltd.
Partnership have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Amster
Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Amster Trading Company

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

a)	Amster Trading Company
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors, or shareholder of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.








Amster Trading Company Charitable Remainder Unitrusts

Amster Trading Company Charitable Remainder Unitrusts have been funded by Amster Trading Company. Because Amster
Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. Howard Amster is the sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the trusts and therefore disclaims beneficial ownership of shares owned by the trusts.

a)	Amster Trading Company Charitable Remainder Unitrusts
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Charitable Remainder Unitrusts

d)	Neither the officers, directors, or shareholders of Amster
Trading Company have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholders of Amster
Trading Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Samuel J Heller

a)	Samuel J Heller
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Student



d)	Samuel J Heller has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Samuel J Heller has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Samuel J Heller Irrevocable Trust

Howard Amster is a co-trustee of the Samuel J Heller Irrevocable Trust. Mr. Amster can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. Mr. Amster has no pecuniary interest in the trust and therefore disclaims beneficial ownership of shares owned by the trust.


a)	Samuel J Heller Irrevocable Trust
b)	1550 N Stapley Drive, # 131
	Mesa, Arizona 85203-3710

c)	Irrevocable Trust

d)	Neither Howard Amster as trustee or the other trustees
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither Howard Amster as trustee or the other trustees
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.







Let's Get Organized, Inc.

David Zlatin is the 100 % owner of Let's Get Organized, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Let's Get Organized, Inc.

a)	Let's Get Organized, Inc.
b)	2542 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors, or shareholder of Let's Get
Organized, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors, or shareholder of Let's Get
Organized, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Pleasant Lake Apts. Corp.

Howard Amster is the100 % owner of Pleasant Lake Apts. Corp.
and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Corp.

a)	Pleasant Lake Apts. Corp.
b)	23811 Chagrin Blvd., # 200
	Beachwood, Ohio 44122-5525

c)	Investments

d)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.



e)	Neither the officers, directors or shareholder of Pleasant
Lake Apts. Corp. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.



Pleasant Lake Apts. Ltd. Partnership

Howard Amster is the 99.75 % owner of Pleasant Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership.

Pleasant Lake Apts. Corp. is the General Partner of Pleasant
Lake Apts. Ltd. Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake
Apts. Ltd. Partnership.

a)	Pleasant Lake Apts. Ltd. Partnership
b)	7530 Lucerne Drive, # 101
	Middleburg Heights, Ohio 44130

c)	Real Estate

d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.







Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat
Securities Ltd., an Ohio Limited Liability Company.

David Zlatin is a 17 % owner/principal of Ramat Securities Ltd.
and has joint control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly or indirectly does not beneficially owner 5 % of Impac Mortgage Holdings, Inc., he because of such voting and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.


Howard Amster is an 83 % owner/principal of Ramat Securities Ltd.
He has joint voting or dispositive power over any securities owned by Ramat Securities Ltd., but by being an 83 % owner can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc.

David Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.

Gilda Zlatin is a 50 % owner of Tova Financial, Inc. and as such can be deemed the beneficial owner of such entity and may be deemed to share shared voting and dispositive power over shares owned by Tova Financial, Inc.



a)	Tova Financial, Inc.
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Investments

d)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Tova Financial
Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.


Tova Financial, Inc., Charitable Remainder Unitrust

Tova Financial, Inc., Charitable Remainder Unitrust has been
Funded by Toval Financial, Inc.  Because Tova Financial, Inc.
has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Tova Financial, Inc. receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Tova Financial Inc. disclaims beneficial ownership of the securities owned by the trust. David Zlatin and Gilda Zlatin are co-trustees of the Tova Financial, Inc. Charitable Remainder Unitrust, although they have no pecuniary interest in the trust and therefore disclaim beneficial ownership of shares owned by the trust.

a)	Tova Financial, Inc., Charitable Remainder Unitrust
b)	2562 Biscayne Blvd.
	Beachwood, Ohio 44122-1773

c)	Charitable Remainder Unitrust

d)	Neither the officers, directors, or shareholders of Tova
Financial, Inc. have been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	Neither the officers, directors, or shareholders of  Tova
Financial, Inc. have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.


ZAK Group LLC

David Zlatin is a 36 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositive power shares owned by ZAK Group LLC. Amster Limited Partnership is a 28 % owner of ZAK Group LLC and as such can be deemed to be a beneficial owner of such entity and may be deemed to have shared voting and dispositve power owned by ZAK
Group LLC.

a)	ZAK Group LLC

b)	221 Allynd Blvd., Chardon, Ohio 44024-1010

c)	Investments

d)	Neither the officers, directors or members of ZAK Group LLC
have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or members of ZAK Group LLC
have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of
Schedule 13D within the last five years.



David Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of Impac Mortgage Holdings, Inc. that each may own as a beneficial owner.

a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.


e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



Gilda Zlatin

David Zlatin and Gilda Zlatin are husband and wife. Except for Tova Financial, Inc., and Tova Financial, Inc. Charitable Remainder Unitrust, each disclaims any shared voting and dispositive power over shares of Impac Mortgage Holdings, Inc. that each may own as a beneficial owner.

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.













For information purposes only:
Tamra F. Gould, a registered representative of Ramat Securities Ltd. is not an owner of Ramat Securities Ltd. and accordingly, has no shared voting, no dispositive power, no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Ms. Gould disclaims being a member of this group. Ms. Gould owns directly or indirectly 27,300 common shares of Impac Mortgage, Inc. or 0.04 % of the Registrant's common shares with sole voting and dispositive power over these shares. Ramat Securities Ltd. has no voting, no dispositive power, nor pecuniary interest in Registrant's common shares nor to any other securities owned directly or indirectly by Ms. Gould.


Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all 3,382,585 common shares with personal funds without borrowing. The total consideration for the purchases is is $ 58,417,527.42.

Howard M Amster 2005 Charitable Remainder Unitrust purchased all 2,600 common shares with trust assets without borrowing. The total consideration for the purchase was $ 33,152.37.

Amster Trading Company purchased all 140,115 common shares with working capital without borrowing. The total consideration for these purchases is $ 2,602,897.94.

Amster Trading Company Charitable Remainder Unitrusts purchased all 791,200 common shares with trust assets without borrowing.
The total consideration for these purchases is $ 12,163,922.35.

Samuel J Heller Irrevocable Trust purchased all 8,000 common shares with trust assets without borrowing. The total consideration for these purchase is $ $ 41,544.50.

Let's Get Organized, Inc. purchased all 700 common shares with working capital without borrowing. The total consideration for the purchase is $ 13,426.48.

Pleasant Lake Apts. Ltd. Partnership purchased all 25,000 common shares with partnership funds without borrowing. The total consideration for these purchases is $ 145,605.53

Ramat Securities Ltd. purchased all 169,500 common shares with working capital without borrowing. The total consideration for these purchases is $ 882,505.20.

Tova Financial, Inc. purchased all 8,000 common shares with working capital without borrowing. The total consideration for these purchases is $ 162,811.60.

Tova Financial, Inc. Charitable Remainder Unitrust purchased all 5,000 common shares with trust assets without borrowing.
The total consideration for the purchase is $ 111,644.50.

ZAK Group LLC purchased all 3,600 common shares
with working capital without borrowing.  The total consideration
for the purchase is $ 71,140.46.                .

David Zlatin , in his individual retirement and K accounts purchased all 7,130 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 144,846.49.

Gilda Zlatin in her individual retirement account purchased
All 2,120 common shares with personal funds and without borrowing. The total consideration for the purchases is $ 43,263.29.



Item	4.	Purpose of Transaction

Howard Amster, Howard M Amster 2005 Charitable Remainder Unitrust, Amster Limited Partnership, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts,
Samuel J Heller, Samuel J. Heller Irrevocable Trust,
Let's Get Organized Inc., Pleasant Lake Apts. Corp.,
Pleasant Lake Apts. Ltd. Partnership, Ramat Securites Ltd., Tova Financial, Inc., Tova Financial Inc. Charitable Remainder Unitrust, Zak Group Ltd., David Zlatin, Gilda Zlatin acquired their shares for purposes of investment and may deemed to be a group.

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D which relates to or would result in the following:



a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.











Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 75,732,094 shares.
Refer to 10-Q/A for quarterly period ending June 30, 2005.

(a)(b)	The aggregate amount owned by this Reporting Group is
4,545,550 shares or 6.00 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 3,382,585 shares or 4.47 % of the common outstanding shares.

Howard M Amster 2005 Charitable Remainder Unitrust owns
2,600 shares or 0.00 % of the common outstanding shares.

Amster Trading Company owns 140,115 shares or
0.20 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 791,200 shares or 1.04 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 8,000 shares or 0.01 % of the common outstanding shares.

Let's Get Organized, Inc. owns 700 shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 25,000 common shares or 0.03 % of the common outstanding shares.

Ramat Securities Ltd. owns 169,500 common shares or
0.22 % of the common outstanding shares.

Tova Financial, Inc. owns 8,000 common shares or 0.01 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 5,000 or 0.01 % of the common outstanding shares.

ZAK Group LLC owns 3,600 common shares or
0.00 % of the common outstanding shares.

David Zlatin owns 7,130 common shares or
0.01 % of the common outstanding shares.

Gilda Zlatin owns 2,120 common shares or
0.00 % of the common outstanding shares.

c)	Description of Transactions

All purchases were executed on a listed stock exchange as an open market transaction.


								Executing
Identity		Date		Shares		Price	Broker
Howard Amster	12/28/98	30,000		4.3733	Everen Securities
and his 		12/29/98	  6,310		4.2021	Everen Securities
Individual		05/03/99	18,000		5.3125	Everen Securities
Retirement Accounts	09/27/99	  4,400		4.6335	Everen
Securities
			09/28/99	  6,600		4.5625	Everen Securities
			09/30/99	  9,000		4.6875	Everen Securities
			03/01/00	  5,300		3.1875	Bear, Stearns
			03/30/00	  9,800		3.4375	Bear, Stearns
			03/31/00	14,500		3.50	Bear, Stearns
			04/03/00	  1,800		3.4375	Bear, Stearns
			04/04/00	  1,500		3.4375	Bear, Stearns
			04/05/00	  7,000		3.50	Bear, Stearns
			04/07/00	17,000		3.4743	Bear, Stearns
			04/11/00	13,100		3.50	Bear, Stearns
			04/12/00	10,000		3.4687	Bear, Stearns
			04/13/00	13,600		3.3732	Bear, Stearns
			04/14/00	31,900		3.2833	Bear, Stearns
			04/17/00	60,500		3.1451	Bear, Stearns
			09/29/00	  8,500		2.559	Bear, Stearns
			10/02/00	  2,000		2.64	Bear, Stearns
			10/03/00	  2,000		2.64	Bear, Stearns
			10/04/00	  4,000		2.60	Bear, Stearns
			10/10/00	  5,200		2.4725	Bear, Stearns
			10/11/00	  8,000		2.3625	Bear, Stearns
			10/12/00	  3,800		2.36	Bear, Stearns
			10/16/00	  4,300		2.3093	Bear, Stearns
			10/17/00	  3,000		2.35	Bear, Stearns
			10/18/00	  1,500		2.28	Bear, Stearns
			10/18/00	  3,800		2.30	Bear, Stearns
			11/07/00	  1,000		2.35	Bear, Stearns
			11/08/00	  4,000		2.282	Bear, Stearns
			11/09/00	37,400		2.105	Bear, Stearns
			11/10/00	11,400		2.1254	Bear, Stearns
			11/13/00	22,200		2.07	Bear, Stearns
			11/15/00	  9,300		2.016	Bear, Stearns
			11/16/00	21,500		2.0762	Bear, Stearns
			11/16/00	  4,500		2.08	Bear, Stearns
			11/22/00	  1,600		1.91	Bear, Stearns
			12/01/00	56,500		1.96	Bear, Stearns
			03/11/04	42,600	          22.8242	Bear, Stearns
			03/12/04	10,000	          23.229	Bear, Stearns
			04/08/04	  3,500	          22.0372	Bear, Stearns
			04/08/04	13,100	          22.0373	Bear, Stearns
			04/12/04	22,700	          19.8022	Bear, Stearns
			04/13/04	  4,100	          19.5212	Bear, Stearns
			04/14/04        232,230	          19.0616	Bear, Stearns
			04/15/04        367,000           19.0716	Bear, Stearns
			04/16/04        101,000	          20.2394	Bear, Stearns
			04/19/04	28,800	          20.1471	Bear, Stearns
			04/20/04        186,300	          19.4631	Bear, Stearns
			04/21/04        206,700	          19.1454	Bear, Stearns
			04/23/04        	90,800           19.8418	Bear, Stearns
			04/26/04	46,100           19.5752	Bear, Stearns
			04/26/04	  3,700           19.6435	Wachovia
			04/27/04	72,700           19.8961	Bear, Stearns
			04/28/04	35,100	          19.7537	Bear, Stearns
			04/29/04	79,300           18.8703	Bear, Stearns
			04/30/04	50,000	          18.9163	Bear, Stearns
			05/03/04	  6,600           18.6108	Bear, Stearns
			06/08/04	47,745	          20.3967	Bear, Stearns
			07/15/04	54,000           22.1353	Bear, Stearns
			07/16/04	20,500	          22.4267	Bear, Stearns
			07/19/04 	32,000           22.6921	Bear, Stearns
			09/29/04	  2,000           25.4745	Bear, Stearns
			09/30/04	  1,600	          26.2119	Bear, Stearns
			10/25/04	  6,000           21.8398	Bear, Stearns
			10/25/04        160,000	          21.9704	Bear, Stearns
			10/26/04	34,700           21.8621	Bear, Stearns
			10/27/04	  1,330	          22.2275	Bear, Stearns
			10/29/04	  2,390	          22.9537	Bear, Stearns
			10/29/04	  1,800           22.8179	Bear, Stearns
			11/01/04	  9,400           22.682	Bear, Stearns
			11/05/04	99,700           23.0016	Bear, Stearns
			11/08/04        113,000           22.8526	Bear, Stearns
			11/09/04        105,100	          23.1421	Bear, Stearns
			11/10/04	16,300	          23.104	Bear, Stearns
			12/01/04	  3,000           23.7139	Bear, Stearns
			12/23/04	10,900	          22.8152	Bear, Stearns
			12/23/04	     350	          22.84	Bear, Stearns
			12/27/04	  3,900           22.6144	Bear, Stearns
			12/30/04	22,900           22.8334	Bear, Stearns
			12/31/04	60,000           22.8012	Bear, Stearns
			01/03/05	32,000           22.7308	Bear, Stearns
			01/04/05	  8,000           22.20	Bear, Stearns
			01/06/05	12,400	          21.2473	Bear, Stearns
			01/07/05	22,100           21.4262	Bear, Stearns
			01/10/05    	25,500	          21.3461	Bear, Stearns
			01/11/05	  4,800           21.2496	Bear, Stearns
			01/12/05	  5,300           20.9081	Bear, Stearns
			01/13/05	  5,000           21.5846	Bear, Stearns
			01/14/05	20,000           21.7369	Bear, Stearns
			08/11/05	18,830	          13.7092	Bear, Stearns
			08/17/05	     600	          13.05	Bear, Stearns
	09/20/05        300,000	          12.7414	Bear, Stearns
	09/26/05	26,000	          12.1664	Bear, Stearns
	09/27/05	15,000	          12.206	Bear, Stearns
	09/28/05	     300           12.2027	Bear, Stearns

Howard M Amster	08/11/05	     900	          13.7092	Bear, Stearns
2005 Charitable	09/28/07	  1,700	          12.2027	Bear, Stearns
Remainder Unitrust

Amster Trading	06/22/99	15,200		5.4375	Everen Securities
Company		06/23/99	10,800		5.50	Everen Securities
			04/08/04	14,000	         22,0373	Bear, Stearns
			04/13/04	41,100          19.5212	Bear, Stearns
			12/23/04	59,015	         22.84	Bear, Stearns

Amster Trading	04/08/04	     350	         22.0373	Bear, Stearns
Company		04/12/04	98,700          19.8022	Bear, Stearns
Charitable		04/13/04	14,800          19.5212	Bear, Stearns
Remainder		04/15/04	  7,945          19.0716	Bear, Stearns
Unitrusts		04/27/04	32,500	         19.8961	Bear, Stearns
			04/28/04	21,200          19.7537	Bear, Stearns
			10/15/04	  4,800	         24.8396	Bear, Stearns
	10/29/04	     200	         22.9537	Bear, Stearns
	04/29/04	  3,700	         18.8703	Bear, Stearns
	04/30/04	60,000          18.9163	Bear, Stearns
	06/08/04	19,700	         20.3967	Bear, Stearns
	09/28/04	  4,200	         26.0676	Bear, Stearns
	10/21/04	  6,300          23.4473	Bear, Stearns
	10/22/04	  2,200	         22.5595	Bear, Stearns
	10/29/04	  3,710          22.9537	Bear, Stearns
	11/10/04	26,300          23.104	Bear, Stearns
			08/11/05	25,795	         13.7092	Bear, Stearns
			09/27/05        429,800	         12.206	Bear, Stearns
			09/28/05         	29,000          12.2027	Bear, Stearns

Samuel J Heller	11/08/99	  7,500		4.125	First, Union
Irrevocable Trust	06/09/04	     500           20.581	Bear, Stearns

Let's Get Organized	04/29/04	     700	          19.1314	Bear, Stearns
Inc.

Pleasant Lake		11/02/98	23,000		4.6893	Everen
Securities
Apts. Ltd.		05/03/04	  2,000	          18.6108	Bear, Stearns
Partnership

Ramat Securities 	10/16/98	13,400		3.8651	Everen Securities
Ltd.			11/02/98	25,000		4.7059	Everen Securities
			01/12/99	18,500		4.7083	Everen Securities
			01/13/99	  4,100		4.6532	Everen Securities
			03/04/99	  5,000		5.5855	Everen Securities
			04/28/99	22,000		5.7586	Everen Securities
			07/01/99	  9,000		5.5238	Everen Securities
			08/07/00	  5,500		2.7102	Bear, Stearns
			08/21/00	  1,300		2.625	Bear, Stearns
			08/30/00	  3,000		2.6875	Bear, Stearns
			10/13/00	  2,000		2.38	Bear, Stearns
			11/24/00	     500		1.92	Bear, Stearns
			11/27/00	     700		1.96	Bear, Stearns
			12/01/00	40,000		1.96	Bear, Stearns
			04/08/04	  1,000	          21.7266	Bear, Stearns
			10/20/04	     500	          21.80	Bear, Stearns
			10/25/04	  2,000	          21.525	Bear, Stearns
			08/16/05	16,000	          13.4375	Bear, Stearns

Tova Financial, Inc.	04/14/04	  1,500           19.0616	Bear, Stearns
			04/15/04	  3,500	          19.0716	Bear, Stearns
			07/16/04	  3,000	          22.4267	Bear, Stearns

Tova Financial, Inc.	01/20/05	  5,000	          22.312	Bear, Stearns
Charitable Remainder
Unitrust

ZAK Group LLC	04/22/04	  3,600	          19.7436	Bear, Stearns

David Zlatin		06/08/04	  4,000	          20.373	Bear, Stearns
in his various		06/09/04	  2,150           20.5679	Bear, Stearns
individual & K	06/14/04	     980	          19.35	Bear, Stearns
retirement accounts


Gilda Zlatin		06/08/04	  2,000	          20.373	Bear, Stearns
in her individual	06/09/04               100           20.5679	Bear, Stearns
retirement account	06/14/04                 20           19.35	Bear,
Stearns




Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.


Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:	September 28, 2005


/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner



/s/
Amster Trading Company
By:	Howard Amster
Title:	President


/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Samuel J Heller


/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee


/s/
Let's Get Organized Inc.
By:	David Zlatin
Title:	President


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal





/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees



/s/
Zak Group LLC
By:	David Zlatin
Title:	Member



/s/
David Zlatin



/s/
Gilda Zlatin